UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 2, 2011

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On March 2, 2011, Dollar Tree, Inc. issued a press release regarding the Company's participation in the 32nd Annual Raymond James Institutional Investors Conference, being held on March 6 – 9, at The JW Marriott Orlando, Grande Lakes, Orlando, Florida. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press release dated March 2, 2011 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: March 2, 2011

By: <u>/s/ Kevin S. Wampler</u>
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated March 2, 2011 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE TO PRESENT AT THE 32nd ANNUAL RAYMOND JAMES INSTITUTIONAL INVESTORS CONFERENCE

CHESAPEAKE, Va. – March 2, 2011 – Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, will participate in the 32nd Annual Raymond James Institutional Investors Conference, being held on March 6 – 9, at the JW Marriott Orlando, Grande Lakes, Orlando, Florida. Dollar Tree's presentation is scheduled for Wednesday, March 9, at approximately 8:05 am EST. Timothy J. Reid, the Company's Vice President of Investor Relations, will discuss Dollar Tree's business and growth plans. A live audio-only web cast of the Company's presentation at the Raymond James conference will be available on Dollar Tree's web site, www.dollartreeinfo.com/investors/news/events. A replay will be available within 24 hours of the presentation and can be accessed at the same location. This replay will be available until midnight March 16, 2011.

CONTACT:Dollar Tree, Inc., Chesapeake
        Timothy J. Reid
        Vice President, Investor Relations
        757-321-5284
        www.DollarTree.com

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